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[Insight Communications Company, Inc. Letterhead]

November 10, 2005

VIA EDGAR AND HAND DELIVERY

Abby Adams
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Insight Communications Company, Inc. Revised Preliminary Proxy Statement on Schedule 14A Schedule 13E-3, Amendment No. 2

Dear Ms. Adams:

        We have received your letter dated November 7, 2005, containing comments with respect to the above-referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing a further revised preliminary proxy statement and amendment no. 3 to the Schedule 13E-3. Page references in the responses below are to the further revised preliminary proxy statement, and capitalized terms used but not defined in this letter have the meanings given them in such proxy statement.

Preliminary Proxy Statement

        1.     We note your response to comment 1 and that you will revise the proxy statement to provide additional information, including that on page 62 (in response to comment 18), once you have finalized those members of management who will receive equity interests in the surviving entity rather than be cashed-out. Note that we may have additional comments at that time. We also understand that you will provide the acknowledgements requested in our initial closing comments once all filing persons are identified, as discussed in your response to comment 20.

RESPONSE

        Information regarding the Continuing Investors is included on pages 32, 48 and 51. Consistent with our response to comment 1, Amendment No. 3 to the Schedule 13E-3 has been signed by (i) each of the persons that signed Amendment No. 2 to the Schedule 13E-3, (ii) two Insight executive officers (John Abbot and the undersigned), and (iii) each of the six individuals that hold Loan Program Exchange Shares. The requested acknowledgements from each of these filing persons, in the form previously provided, are being filed with this letter.

        2.     Revise to include the summary pro forma information required by Item 1010(c) of Regulation M-A in the document to be distributed to security holders.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 94.

        3.     We reissue comment 19. We note the added disclosure that, "These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Insight, the other parties to such agreements or their respective businesses." As discussed in our prior comment, please revise this language to remove any potential implication that the referenced disclosure does not constitute public disclosure under the federal securities laws. In addition, we note your statement that the

"representations and warranties were made as of specific dates, may be subject to important limitations and qualifications, and may have been made for the purposes of allocating contractual risk between the parties rather than to establish matters as facts" (emphasis added). Please tell us why you are unable to state this information with certainty, or clarify the disclosure. Also, with respect to this disclosure, please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 103. In this regard, we understand that, notwithstanding the inclusion of this disclosure, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading.

* * * * * * *

        We hope you will find this letter responsive to your comments. We would like to print and mail the definitive proxy statement next week, in order to hold the special meeting prior to Christmas. Accordingly, your prompt review of our responses would be greatly appreciated. If you have any questions regarding these responses, please contact me at 917-286-2300. Please direct any written correspondence to my attention by fax at 917-286-2301.

Sincerely,
/s/ ELLIOT BRECHER Elliot Brecher Senior Vice President and General Counsel
cc:
Stephen F. Arcano, Esq.
Thomas D. Twedt, Esq.
Jeffery J. Rosen, Esq.
Joseph H. Schmitt, Esq.

2

CERTIFICATE OF ACKNOWLEDGEMENTS

        Insight Communications Company, Inc. ("Insight") and the undersigned have filed a Schedule 13E-3 with the Securities and Exchange Commission (the "SEC") in connection with the proposed merger (the "Merger") of Insight Acquisition Corp., a corporation organized by affiliates of The Carlyle Group for the sole purpose of effecting the Merger and related transactions, with and into Insight. The SEC issued comments on the Schedule 13E-3 and the related preliminary proxy statement and requested certain acknowledgements from the persons filing the Schedule 13E-3. In connection with responding to the SEC comments and filing amendments to the Schedule 13E-3 and the proxy statement, each of the undersigned, severally and not jointly, does hereby acknowledge that:

  •
  the undersigned is responsible for the adequacy and accuracy of the disclosure relating to the Merger and related transactions and to any other matters within the undersigned's knowledge in the Proxy Statement and in all filings made pursuant to Rule 13e-3;

  •
  SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any such filing; and

  •
  the undersigned may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        This Certificate may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

        [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, each of the undersigned has executed, or has caused its duly authorized officer to execute, this Certificate on this 10th day of November, 2005.

INSIGHT ACQUISITION CORP.
/s/ WILLIAM E. KENNARD Name: William E. Kennard Title: President
/s/ SIDNEY R. KNAFEL Sidney R. Knafel
/s/ MICHAEL S. WILLNER Michael S. Willner
/s/ THOMAS L. KEMPNER Thomas L. Kempner
/s/ JAMES S. MARCUS James S. Marcus
/s/ ANDREW G. KNAFEL Andrew G. Knafel

/s/  ANDREW G. KNAFEL, as Trustee
Andrew G. Knafel, as Trustee under Trust F/B/O Andrew G. Knafel dated September 13, 1978, Trust F/B/O Douglas R. Knafel dated September 13, 1978, Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976, Trust F/B/O Douglas R. Knafel dated November 6, 1983
CONTINUING INVESTOR HOLDING COMPANY, LLC
/s/ MICHAEL S. WILLNER, as Manager Name: Michael S. Willner Title: Manager
CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P. BY: TC GROUP III, L.P., ITS GENERAL PARTNER
/s/ WILLIAM E. KENNARD Name: William E. Kennard Title: Managing Director
CARLYLE PARTNERS IV TELECOMMUNICATIONS, L.P. BY: TC GROUP IV, L.P., ITS GENERAL PARTNER

/s/ WILLIAM E. KENNARD Name: William E. Kennard Title: Managing Director
/s/ JOHN ABBOT John Abbot
/s/ ELLIOT BRECHER Elliot Brecher
/s/ PAMELA EULER HALLING Pamela Euler Halling
/s/ MARY E. RHODES Mary E. Rhodes
/s/ DANIEL MANNINO Daniel Mannino
/s/ CHARLES E. DIETZ Charles E. Dietz
/s/ ELIZABETH M. GRIER Elizabeth M. Grier
/s/ HEATHER WRIGHT Heather Wright

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[Insight Communications Company, Inc. Letterhead]
CERTIFICATE OF ACKNOWLEDGEMENTS